
10036021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45592

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Fremont Capital, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

199 Fremont Street
(No. and street)

San Francisco	California	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Kinkade **(415) 453-4132**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

50 Fremont Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FREMONT CAPITAL, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, Stephen R. Kinkade, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fremont Capital, Inc. ("Fremont Capital") as of and for the year ended December 31, 2009, are true and correct. I further affirm that neither Fremont Capital nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

2/19/10
Date

Financial Principal
Title

Subscribed and sworn to
before me this 19th day
of February, 2010

Tom Royall
Notary Public


TOM ROYALL
Commission # 1856753
Notary Public - California
Marin County
My Comm. Expires Jul 4, 2013

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Audit Committee of
Fremont Capital, Inc.

We have audited the accompanying statement of financial condition of Fremont Capital, Inc. (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Fremont Capital, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedules appearing on pages 12 and 13 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, the accompanying financial statements have been prepared from the books and records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated independently of Fremont Investors, Inc.

Deloitte & Touche LLP

February 19, 2010

FREMONT CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash and cash equivalents	$ 79,106
Accounts receivable	7,272
Prepaid expenses	1,820
Total assets	$ 88,198

LIABILITIES and STOCKHOLDER'S EQUITY

Liabilities:	
Payables to related parties	$ 4,031
Total liabilities	4,031
Stockholder's Equity:	
Common stock, par value $0.01 per share; 10,000 shares authorized; 50 shares issued and outstanding	1
Capital in excess of par value	694,999
Accumulated deficit	(610,833)
Total stockholder's equity	84,167
Total liabilities and stockholder's equity	$ 88,198

See Notes to Financial Statements

FREMONT CAPITAL, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2009

Expenses:	
Administrative services expenses paid to a related party	$ 59,430
Regulatory fees	1,279
Consulting fees	5,175
Other operating expenses	161
Total expenses	66,045
Loss before income taxes	(66,045)
Income tax expense	(800)
Net loss	$ (66,845)

See Notes to Financial Statements

FREMONT CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2009

	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Total
Balance, January 1, 2009	$ 1	$ 619,999	$ (543,988)	$ 76,012
Capital contribution	-	75,000	-	75,000
Net loss	-	-	(66,845)	(66,845)
Balance, December 31, 2009	$ 1	$ 694,999	$ (610,833)	$ 84,167

See Notes to Financial Statements

FREMONT CAPITAL, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (66,845)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in accounts receivable	12,695
Increase in prepaid expenses	(623)
Decrease in accrued expenses	(16,247)
Increase in payables to related parties	3,231
Net cash used in operating activities	(67,789)
Cash flows from financing activities:	
Capital contribution	75,000
Cash provided by financing activities	75,000
Net increase in cash and cash equivalents	7,211
Cash and cash equivalents, beginning of year	71,895
Cash and cash equivalents, end of year	$ 79,106

See Notes to Financial Statements

FREMONT CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

1. **Organization:**

Fremont Capital, Inc. (the "Company") was incorporated in Delaware on February 9, 1993 under the name of Fremont Securities, Inc. The name was changed to Fremont Capital, Inc. effective April 9, 1993. On June 4, 1993, the Company was granted registration as a broker-dealer in securities by the Securities and Exchange Commission ("SEC") pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company was accepted as a member of the National Association of Securities Dealers, Inc. (now the Financial Industry Regulatory Authority "FINRA") on July 16, 1993. The Company's primary business is acting as an agent in the placement of limited partnership interests and providing administrative services to related parties. The Company does not carry securities accounts for customers.

The Company is a wholly-owned subsidiary of Fremont Investors, Inc. (the "Parent"). The Company has incurred operating losses and negative cash flows from operations. The Company plans to finance its operations primarily through financing from its Parent, which has committed to continue funding the Company as needed through at least December 31, 2010.

2. **Significant Accounting Policies:**

Basis of Accounting:

Revenues and expenses related to selling interests in limited partnerships are recorded upon approval of all required documents for the limited partnership. Revenues related to providing administrative services are recorded as earned, while the related expenses are recorded as incurred.

Management has evaluated subsequent events through February 19, 2010, the date the financial statements were available for issuance.

Cash and Cash Equivalents:

Cash and cash equivalents consist of a demand deposit account at Wells Fargo Bank, N.A. The Company classifies all short-term, highly liquid investments with original maturities of three months or less as cash equivalents. Due to the relatively short-term nature of these investments, the carrying value approximates fair value.

Accounts Receivable:

Accounts receivable consists of deposits in the Reserves Primary Fund money market mutual fund, which is in the process of liquidating and periodically redeeming the shareholders as funds are available until all fund assets are distributed. The accounts receivable balance is stated net of an allowance for doubtful accounts balance of $1,614.

Financial Instruments:

The Company records investments at fair value, based on market quoted prices, if available, or as estimated by management. The Company does not enter into forwards, swaps, futures or other derivative product transactions that result in off-balance sheet risk. The carrying amounts of other financial instruments recorded in the Statement of Financial Condition (which include cash, receivables and payables) approximate fair value at December 31, 2009.

2. **Significant Accounting Policies (continued):**

Taxes on Income:

The Company is a member of a group that includes the Parent and files both a consolidated federal income tax and a combined California franchise tax return. Under the tax sharing agreement with the Parent, the Company's current and deferred tax liabilities are calculated as if it were a separate taxpayer, except that the effect of graduated rates is not considered.

Deferred income taxes are provided for differences between the financial and tax bases of an asset or liability that will result in taxable or deductible amounts in the future years when the asset or liability is recovered or settled, respectively. A valuation allowance is recognized for deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company, as a member of a consolidated group, is subject to examination by federal and California tax authorities. As federal examinations are settled, the Company must report any results to California in which it has a tax-filing requirement as a member of a combined group.

Under the uncertain tax position provisions of Accounting Standards Codification Topic (ASC) 740, *Income Taxes*, the Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations is still open.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting standards:

In July 2006, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes*, (codified primarily in FASB ASC 740, *Income Taxes*) which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with Statement of Financial Accounting Standards 109, *Accounting for Income Taxes* (codified primarily in FASB ASC 740, *Income Taxes*). This section of ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more likely than not recognition threshold at the effective date to be recognized upon the adoption of this section of ASC 740 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted these provisions effective January 1, 2009.

2. Significant Accounting Policies (continued):

New accounting standards (continued):

Statement of Financial Accounting Standards No. 165 - *Subsequent Events* (codified primarily in FASB ASC 855 - *Subsequent Events*), was effective for annual reporting periods ending after June 15, 2009. This standard establishes the accounting for and disclosure of subsequent events. The Company adopted this standard effective January 1, 2009, and the adoption did not have a material impact on the Company's financial position, or results of operations. See note 2 - "Basis of Accounting," for disclosures pursuant to this standard.

3. Regulatory Requirements:

As a registered broker-dealer with the SEC and a member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and of a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2009, the Company had net capital of $82,347, which was $77,347 in excess of its required net capital of $5,000, and the Company's ratio of aggregate indebtedness to net capital was 0.0490 to 1.

The Company does not hold customer funds or securities and claims exemption from the provisions of Rule 15c3-3 based on Section (k)(2)(i).

4. Related Party Transactions:

Fremont Group Management, L.P., a related party to the Parent, provides administrative, accounting, legal, tax and other support services under the terms of an administrative services agreement. For the year ended December 31, 2009, these fees totaled $59,430.

As of December 31, 2009, the Company has recorded a payable to the Parent in the amount of $4,031. This balance represents payments made by the Parent on behalf of the Company for audit services and California state income taxes.

5. Income Taxes:

Effective January 1, 2009, the Company adopted the uncertain tax position provisions of ASC 740, *Income Taxes*. As a result of this implementation, the Company recognized no change in the liability for unrecognized tax benefits. Thus, there is no corresponding change to the January 1, 2009 Accumulated Deficit balance.

The Company classifies any liability for unrecognized tax benefits as Other Liabilities in the Statement of Financial Condition unless payment is expected to occur in one year or less in which case the liability for unrecognized tax benefits is classified as Income Taxes Payable.

5. **Income Taxes (continued):**

As of January 1, 2009, after the implementation of the uncertain tax provision guidelines of ASC 740, the Company did not have a liability for unrecognized tax benefits. Additionally, as of December 31, 2009, the Company's Statement of Financial Condition did not include a liability for unrecognized tax benefits.

The Company recognizes interest and penalties associated with the liability for unrecognized tax benefits as a component of Income Tax Expense in the Statement of Operations. Upon adoption of the uncertain tax position provisions of ASC 740, the Company did not recognize interest expense or penalties during the year ended December 31, 2009.

Income taxes expense is summarized as follows:

Current:		
Federal	$	-0-
State		800
	$	800
Deferred:		
Federal	$	-0-
State		-0-
	$	-0-
Total	$	800

At December 31, 2009, deferred tax assets were $256,735, while deferred tax liabilities were $0. Deferred tax assets are attributable to state and federal net operating loss carryforwards. Management does not believe that the Company has the ability to utilize its net deferred tax assets against future income and, therefore, a valuation allowance of $256,735 has been established for those net operating loss carryforwards which are not expected to be realized. This valuation allowance increased $27,191 during the year to reflect the additional net operating loss carryforwards generated by the Company that are not expected to be realized.

The Company's effective tax rate differs from the federal statutory rate of 35% in 2009 due primarily to the valuation allowance.

FREMONT CAPITAL, INC.
For the Year Ended December 31, 2009

SUPPLEMENTARY INFORMATION

FREMONT CAPITAL, INC.

Schedule I

Computation of Net Capital For Brokers and Dealers
Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
as of December 31, 2009

Computation of Net Capital Requirements:	
Total stockholder's equity (from Statement of Financial Condition)	$ 84,167
Less prepaid expenses	(1,820)
Tentative net capital	82,347
Less haircuts on securities owned	0
Net capital	82,347
Minimum net capital requirement of 6 2/3% of aggregate indebtedness ($269) or $5,000, whichever is greater	5,000
Excess net capital	$ 77,347
Aggregate indebtedness:	
Payables to related parties	$ 4,031
Total aggregate indebtedness	$ 4,031
Ratio of aggregate indebtedness to net capital	0.0490 to 1

No material differences exist between the above information and the computation included in the Company's unaudited FOCUS Report filing as of December 31, 2009.

FREMONT CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
Under the Securities Exchange Act of 1934
For the Year Ended December 31, 2009

An exemption from Rule 15c3-3 is claimed, based upon Section (k)(2) (i).

FREMONT CAPITAL, INC.

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
Under the Securities Exchange Act of 1934

For the Year Ended December 31, 2009

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 19, 2010

Fremont Capital, Inc.
199 Fremont Street
San Francisco, CA 94105

In planning and performing our audit of the financial statements of Fremont Capital, Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 19, 2010 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the preparation of the books and records maintained by the Company), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives set by the Securities and Exchange Commission (the "SEC"). Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

FREMONT CAPITAL, INC.
(SEC I.D. No. 8-45592)

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2009 and
Independent Auditors' Report and
Supplemental Report On Internal Control

Public Document
(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)